DOMINOVAS ENERGY CORPORATION
                             1395 Chattahoochee Ave.
                                Atlanta, GA 30318

June 24, 2014

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Dominovas Energy Corporation
    Amendment No. 1 to Current Report on Form 8-K
    Filed June 2, 2014
    File No. 000-51736

Dear Mr. Schwall:

The Company received your comment letter dated June 19, 2014 and is responding with an Amendment No.2. The paragraphs below are numbered in accordance with the numbering of your comments in the June 19, 2014 letter:

     1. Thank you for bringing to our attention the fact that a secondary offering by selling shareholders is treated as an initial public offering under the JOBS Act. We have deleted reference to the JOBS Act and being an emerging growth company on pages 5, 7 and 8.

     2. Unaudited pro forma financial statements have been added. We have included (a) the unaudited condensed combining pro forma Balance Sheet for the Company and Dominovas Energy for the fiscal year ended August 31, 2013 and (b) the unaudited condensed combining pro forma statement of operations for the fiscal year ended August 31, 2013. We have also included Dominovas Energy, LLC financial statements for the quarter ended November 30, 2013. We have also explained the Company's rationale for identifying Western Standard Energy Corporation as the accounting acquirer at page 2.

The company acknowledges:

     * The company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * Staff comments or changes in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,


/s/ Neal Allen
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Neal Allen, Chairman, Chief Executive Officer